July 1, 2019

Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue Of The Americas
New York, New York 10036

       Re: Annaly Capital Management, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 15, 2019
           File No. 001-13447

Dear Mr. Votek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities